SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

FIRST PHYSICIANS CAPITAL GROUP, INC.

(Name of Issuer)

First Physicians Capital Group, Inc.

William Houlihan

Robert N. Schwartz, Ph.D.

Richardson E. Sells

Sean Kirrane

Adrian Reeder

SMP Investments I, LLC

Brian Potiker

Ciabattoni Living Trust dated August 17, 2000

Anthony J. Ciabattoni

Jane G. Ciabattoni

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

33613R100

(CUSIP Number of Class of Securities)

Sean Kirrane

Chief Executive Officer

433 North Camden Drive # 810

Beverly Hills, California 90210

(310) 860-2501

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person(s) Filing Statement)

with copies to:

James E. O’Bannon

Charles T. Haag

Jones Day

2727 North Harwood Street

Dallas, Texas 75201

Telephone: (214) 220-3939

Facsimile: (214) 969-5100

This statement is filed in connection with (check the appropriate box):

☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule13e-3 (c) under the Securities Exchange Act of 1934.

☐ The filing of a registration statement under the Securities Act of 1933.

☐ A tender offer.

☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$224,264	$28.89

* Calculated solely for the purpose of determining the filing fee. The calculation of the Transaction Value assumes the acquisition of approximately 407,753 shares of common stock for $0.55 per share in cash in lieu of the issuance of fractional shares expected to be created by the proposed reverse stock split.

**Determined pursuant to Rule 0-11(b)(1) by multiplying the Transaction Value by 0.00012280.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$28.89
Form or Registration No.:	Schedule 13E-3
Filing Party:	First Physicians Capital Group, Inc.
Date Filed:	June 20, 2014

EXPLANATORY STATEMENT

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 (as amended, this “Schedule 13E-3”) initially filed on June 20, 2014 by First Physicians Capital Group, Inc. (the “Company”), William Houlihan (“Houlihan”), Robert N. Schwartz, Ph.D. (“Schwartz”), Richardson E. Sells (“Sells”), Sean Kirrane (“Kirrane”), Adrian Reeder (“Reeder”), SMP Investments I, LLC (“SMP”), Brian Potiker (“Potiker”), Ciabattoni Living Trust dated August 17, 2000 (“Ciabattoni Trust”), Anthony J. Ciabattoni (“A. Ciabattoni”) and Jane G. Ciabattoni (“J. Ciabattoni”) in connection with a proposed transaction to deregister the Company’s shares of common stock, par value $0.01 per share (the “Common Stock”), under the federal securities laws. Houlihan, Schwartz, Sells, Kirrane, Reeder, SMP, Potiker, Ciabattoni Trust, A. Ciabattoni, J. Ciabattoni and the Company are referred to herein as the “Filing Parties.” The filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Party or by any affiliate of a Filing Party, that the Company is “controlled” by any other Filing Party.

This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 solely to report the results of the Rule 13e-3 transaction described below.

An amendment (the “Amendment”) to the Company’s certificate of incorporation providing for a 1-for-2,000 share reverse stock split (the “Reverse Stock Split”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”), was filed with the Secretary of State of the State of Delaware on October 15, 2014, and became effective on October 27, 2014. The Amendment as approved by the Company’s Board of Directors on June 18, 2014 and by stockholders of the Company on October 15, 2014. Upon the effectiveness of the Reverse Stock Split, (a) stockholders holding fewer than 2,000 shares of Common Stock immediately prior to the Reverse Stock Split became entitled to a cash payment equal to $0.55 per pre-split share of Common Stock and (b) the holdings of stockholders holding 2,000 shares or more of Common Stock immediately prior to the Reverse Stock Split were reduced on a 1-for-2,000 basis, and those stockholders became entitled to receive $0.55 for each pre-split share of Common Stock that otherwise would have resulted in a fractional post-split share.

Based on the information available to the Company as of the date hereof, the Reverse Stock Split reduced the number of record holders of the Common Stock to fewer than 300. The Company intends to file a Form 15 with the Securities and Exchange Commission (“SEC”) to terminate the registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) and to suspend its reporting obligations under the Exchange Act. Upon the filing of the Form 15, the Company’s obligation to file periodic reports with the SEC, including annual reports on Form 10-K and quarterly reports on Form 10-Q, will be suspended.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 27, 2014	FIRST PHYSICIANS CAPITAL GROUP, INC.

	By:	/s/ Sean Kirrane
Name: Sean Kirrane
Title: Chief Executive Officer

/s/ William Houlihan
William Houlihan

/s/ Robert N. Schwartz, Ph.D.
Robert N. Schwartz, Ph.D.

/s/ Richardson E. Sells
Richardson E. Sells

/s/ Sean Kirrane
Sean Kirrane

/s/ Adrian Reeder
Adrian Reeder

SMP INVESTMENTS I, LLC

/s/ Brian Potiker
Name: Brian Potiker
Title: Manager

/s/ Brian Potiker
Brian Potiker

CIABATTONI LIVING TRUST U/A/D AUGUST 17, 2000

/s/ Anthony J. Ciabattoni
Name: Anthony J. Ciabattoni
Title: Trustee

/s/ Anthony J. Ciabattoni
Anthony J. Ciabattoni

/s/ Jane G. Ciabattoni
Jane G. Ciabattoni